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SECURITIE 02021271 IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAY 06 2002 WASH, D.C. 155

SEC FILE NUMBER
8-50482

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 ENDING December 31, 2001

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Monument Distributors, Inc. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9609 Barroll Lane
(No. and Street)

Kensington (City) MD (State) 20895 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Kugler 301-946-2496
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LILLING & COMPANY, LLP
(Name – if individual, state last, first, middle name)

10 CUTTER MILL ROAD (Address) GREAT NECK (City) NY (State) 11021 (Zip Code)

CHECK ONE
- ✖ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, David Kugler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monument Distributors, Inc., as of

December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

PETER L. SMITH
Notary Public State of Maryland
My Commission Expires ... 14, 2002

Notary Public

This Report ** contains (check all applicable boxes):

- ✖ (a) Facing Page
- ✖ (b) Statement of Financial Condition.
- ✖ (c) Statement of Income (Loss)
- ✖ (d) Statement of Cash Flows.
- ✖ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✖ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and anaudited Statements of Financial Condition with respect to methods of Consolidation.
- ✖ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✖ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MONUMENT DISTRIBUTORS, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2001

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Monument Distributors, Inc.
Kensington, Maryland

We have audited the accompanying statement of financial condition of Monument Distributors, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monument Distributors, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS

April 24, 2002

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

MONUMENT DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 93,144
Securities owned	38,241
Property and equipment, net of accumulated depreciation of $10,539	9,191
Due from affiliates	323,153
Other assets	2,743
	$ 466,472

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$ 73,594

Stockholders' equity

Common stock, $.01 par value; 10,000,000 shares authorized, 1,000 shares issued and outstanding	10
Paid-in capital	558,955
Retained earnings (deficit)	(166,087)
	392,878
	$ 466,472

See notes to financial statements

MONUMENT DISTRIBUTORS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commissions	$ 26,668
Other income (loss)	(14,676)
	11,992
EXPENSES	
Bad debts	652,774
Regulatory fees	10,654
Depreciation expense	3,450
Other expenses, net of reimbursements	(37,983)
	628,895
NET LOSS	$ (616,903)

See notes to financial statements

MONUMENT DISTRIBUTORS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER, 31 2001

Cash flows from operating activities	
Net income	$ (616,903)
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	3,450
Bad debts	652,774
Decrease in due from clearing broker	68,632
Decrease in distribution plan receivables	146,296
Decrease in securities owned	49,480
Increase in due from affiliates	(229,913)
Increase other assets	(36)
Decrease in accounts payable and accrued expenses	(101,189)
Total adjustments	589,494
Net cash used by operating activities	(27,409)
NET DECREASE IN CASH	(27,409)
CASH - BEGINNING	120,553
CASH - END	$ 93,144

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income Tax	$ -

See notes to financial statements

MONUMENT DISTRIBUTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balance - beginning	$ 10	$ 558,955	$ 436,101	$ 995,066
Prior period adjustment			14,715	14,715
Net loss	-	-	(616,903)	(616,903)
Balance - end	$ 10	$ 558,955	$ (166,087)	$ 392,878

See notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Monument Distributors, Inc. (the Company), a Maryland corporation, is a wholly owned subsidiary of The Monument Group, Inc. (the Group). The Company was incorporated on February 18, 1997. Effective December 23, 1997, the Company was accepted as a registered broker-dealer and a member of the National Association of Securities Dealers, Inc.

The Company serves as exclusive distributor and underwriter of the Monument Series Fund (the Fund), and as a result, substantially all of the Company's revenues are earned from the Fund. The Company receives commissions from the sale of Fund shares and Rule 12-b distributions fees from certain of the Fund's portfolios, which are determined based on the average daily net assets of certain of the Fund's portfolios and accrue daily.

The Company also serves as co-distributor and co-underwriter of the Monument Euronet Fund ("Euronet"). The Company receives commissions from the sale of Euronet shares, which in 2001 did not represent a significant portion of the Company's revenues.

The Company's membership agreement with NASD Regulation, Inc. allows the Company to retail corporate securities, corporate bonds and government securities; however, during 2001, no such sales occurred.

With respect to securities transactions, the Company does not receive or otherwise hold funds or securities for, or owe money or securities to, securities customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the exemption allowed in paragraph (k) (2) (ii).

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities Owned

Securities owned are recorded at current market value.

Receivables

Accounts are charged to bad debt expense based upon a periodic review of the accounts. for the year ended December 31, 2001, a 100% allowance for doubtful accounts was considered necessary.

Property and Equipment

Property and Equipment is recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes represent the future tax return consequences of differences between the bases of certain assets and liabilities for financial and tax reporting which will be either deductible or taxable when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Significant Credit Risk and Estimates

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The funds relating to the Fund's portfolio security transactions flow through PFPC Trust Company of Wilmington, Delaware, the Fund's custodian..

The Company is located in Maryland and its customers are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Distribution Plan Receivables

The Board of Trustees of the Monument Series Fund and the Euronet Fund have adopted Distribution Plans pursuant to Rule 12b-1 under the 1940 Act ("Rule 12b-1 Plans"). Pursuant to the Plan, each Fund may finance any activity or expense that is intended primarily to result in the sale of its shares. Under the Plans, each Fund may pay a fee ("12b-1 fee") to the Company up to a maximum of 0.5% for Class A Shares, 1.0% for Class C Shares, on an annualized basis, of its average daily net assets. The Funds may pay the 12b-1 fee for activities and expenses borne in the past in connection with its shares to which no 12b-1 fee was paid because of the maximum limitation.

The activities and expenses financed by the 12b-1 fee may include, but are not limited to, advertising, printing of prospectuses and reports for other than existing shareholders, preparation and distribution of advertising materials and sales literature, and payments to dealers and shareholders servicing agents who enter who agreements with the Funds or the Company.

The Company records the reimbursable amounts incurred under this plan as a receivable from the Funds, but only to the extent that the net asset value of the Funds would allow the Company to recover the amounts within 24 months. This receivable is carried on the Company's books at the net realizable value. Based on the net asset value of the Funds at December 31, 2001, the current portion of the Distribution Plan Receivable at December 31, 2001 is zero.

In 2000, the Company sold its right to receive the 12b-1 fees relating to the Monument Series Funds Class B Shares.

Prior Period Adjustment

Certain errors resulting from the misclassification of unrealized gains on security transactions as accumulated other comprehensive income were discovered during the current year. Accordingly, an adjustment of $14,715 was made during 2001 to increase retained earnings as of the beginning of the year.

2. INCOME TAXES

For Federal income tax purposes, the Company agreed to be included in a consolidated tax return with its Parent Company and other affiliated corporations. Pursuant to an inter-company tax allocation agreement, the Company computes its Federal income tax provision or benefits on a separate-return basis. For the year ended December 31, 2001, the consolidated group did not incur a Federal tax liability. The Company files a separate return for state income tax purposes and is responsible for any taxes due.

Deferred income taxes reflect the tax effect of temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities, and resulting difference in timing of tax expense and benefit for financial reporting as compared to tax expense and benefit for financial reporting as compared to tax reporting.

In 2001, this difference is due to the accounting treatment for unrealized gains on security transactions, which is reported as other income (loss) in the statement of operations. At December 31, 2001, the Company had a net operating loss carry forward of approximately $618,000 available to offset future taxable income.

3. SECURITIES OWNED

Marketable securities owned and consist of mutual funds at quoted market value.

4. TRANSACTIONS RELATED TO SALES CHARGES EARNED ON B-SHARE SALES

The Monument Series Fund, Inc. (the "Fund") offers three classes of shares for sale to investors; Class A, Class B and Class C. Each class of shares is distinguished by the way the investor pays or the selling broker receives commissions.

A broker-dealer selling Class A Shares receives a commission from the sales charge deducted from an investor's gross payment at the time it is transmitted to the Fund .A broker-dealer selling Class B Shares receives a commission advanced by the Company at or around the time the shares are sold, although the full purchase price of the Class B Shares is invested into the Fund. The Company recovers the amounts it has advanced from continuing fees under the 12b-1 Plan and from contingent sales charges assessed upon an early redemption of the Class B Shares. A broker-dealer selling Class C Shares receives a 1% commission from the sales charge deducted from an investor's gross payment at the time it is transmitted to the Fund. If the investor sells his shares within one year from the date of purchase, a contingent deferred sales charge of 1% will be assessed. Additionally, the broker-dealer will receive an on-going service fee of .25% per year, payable quarterly.

Prior to September 26, 2000, the Group financed the broker-dealer commissions due as a result of the issuance of the Funds' Class B Shares under a financing agreement with First Dominion Capital Corp (FDCC). The Group secured the financing agreement with certain amounts payable by the Fund to the Group pursuant to the 12b-1 Plan, all deferred sales charges payable to the Group pursuant to the Distribution Agreement, and certain portions of advisory fees payable to Monument Advisors, Ltd. ("MAL"), and the corporate guarantees of the Group and MAL. Additionally, the Company assigned to FDCC a payment right on all 12b-1 fees payable to the Group by the Fund pursuant to the Class B Share 12b-1 Plan, and all contingent deferred sales charges arising from the redemption of Class B Shares of the Fund.

Interest on borrowing under the financing agreement, which was the responsibility of the Group, accrued interest at the rate of 10% per annum, computed monthly and compounding on the first day of each month, from the date of the advance until the date of receipt of each payment by FDCC. During 2001, $317,236 of 12b-1 fees assigned under this arrangement were used to reduce borrowings.

Under this financing arrangement, the Group assumed all the Company's obligations to the third party brokers in exchange for the Company assigning its rights to the income generated from B share sales.

On September 26, 2000, the Company entered into an agreement with FEP Capital, L.P. ("FEP"), whereby FEP agreed to purchase from the Company the receivables from the Fund that result from the sale of the Fund's Class B Shares. As part of this agreement, FEP acquired $1,745,319 of preexisting deferred commission assets owned by the Company and financed through the agreement with FDCC. At that time, the outstanding borrowings from FDCC were repaid, and the agreement between the Group and FDCC was terminated.

The agreement with FEP is for an initial term of three years, with the option to be extended for an additional year.

Under the terms of the agreement with FEP, the Company, the Group and its affiliates must comply with numerous positive and negative operating covenants. Additionally, the Group must maintain a minimum debt to earnings ratio which is less than or equal to one and, on a consolidated basis maintain a minimum net worth that is at least equal to the lesser of (a) and on-half (1.5) times the aggregate purchase prices paid by the FEP to the Company at any time or $3 million provided that the aggregate annual average net assets of the funds is equal to or greater than $500 million. The Group has guaranteed the due and punctual payment and performance of all obligations under or in connection with the agreements.

The Group is also obligated to maintain an escrow account in its name for the benefit of FEP. The purpose of the escrow is to protect FEP in the event the contingent deferred sales charges ("CSDC") collected from holders of Class B Shares of the Fund who purchased their shares on or before June 29, 2000 are less than the amount of the CDSC required to be paid in accordance with the terms of the Fund's current Prospectus. The total amount to be held in escrow can be no less than $250,000, of which $100,000, must be in cash and the balance may be a pledge of receivables of the Company.

5. RELATED PARTY TRANSACTIONS

The Company shares office space with the Group and other subsidiaries of the Group. The Company recognizes personnel and administrative support, occupancy and equipment expenses based on an allocated charge for its use of office space leased by the Group and furniture, fixtures and equipment owned by the Group. This arrangement is reviewed every three months and adjusted accordingly, based on the Company's use of the Group's resources. Costs charged to the Company for the use of office space, furniture, fixtures and equipment, personnel and administrative support were $1,086,766 in 2001.

The Company receives financial support from the Group in the form of capital contributions that were infused into the Company when necessary to maintain its regulatory minimum net capital balance. It is the Group's intention to support the Company's operations as necessary to maintain net capital requirements.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $52,055, which was $27,055 in excess of its required net capital of $25,000. The Company's percentage of aggregate indebtedness to net capital was 141% as of December 31, 2001.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2001

MONUMENT DISTRIBUTORS, INC. **Schedule 1**

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL		
Total stockholders' equity	$	392,878
Deductions and/or charges:		
Non-allowable assets		335,087
Net capital before haircuts on securities positions		57,791
Haircuts and undue concentration		5,736
NET CAPITAL	$	52,055
MINIMUM NET CAPITAL REQUIREMENT	$	25,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	27,055
AGGREGATE INDEBTEDNESS	$	73,594
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		141%

Reconciliation with the Company's computation (included in Part II of Form X-17A-5) as of Deecmber 31, 2001

Net capital, as reported in Company's part II (unaudited) FOCUS report	$	42,864
Audit adjustments - reduction of deferred taxes payable		9,191
Net capital, per above	$	52,055

See independent auditors' report

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

Lilling & Company LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMINGAN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
Monument Distributors, Inc.
Kensington, Maryland

In planning and performing our audit of the financial statements and supplemental schedules of Monument Distributors, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the internal control environment that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Monument Distributors, Inc. for the year ended December 31, 2001 and this report does not affect our report.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS

April 24, 2002